FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2024 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 20, 2024, the Registrant Announces it was Awarded by Northrop Grumman for Supplier Excellence

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 20, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

SUPPLIER EXCELLENCE AWARD WINNER

NG

NORTHROP GRUMMAN

2024

Tower Semiconductor Awarded by Northrop Grumman for Supplier Excellence

MIGDAL HAEMEK, Israel, March 20, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced that Northrop Grumman Corporation (NYSE:NOC) has recognized Tower Semiconductor during the company’s Supplier Excellence Awards.

“Tower Semiconductor has helped to advance national security solutions and achieve mission success,” said Matt Bromberg, Corporate Vice President, Global Operations Northrop Grumman. “Northrop Grumman’s supplier partners connect and protect the warfighter, defining what is possible in the battlespace because of our shared commitment to the highest industry standards across the defense industrial base.”

Recognized for Strategic Excellence, Tower Semiconductor was instrumental in aiding Northrop Grumman with manufacturing and distribution goals as the industry works to support Department of Defense customers and other commercial entities.

“We are honored to receive this recognition from Northrop Grumman, underscoring our dedication to excellence and ongoing efforts to support our customers in achieving their mission-critical goals," said Mike Scott, Senior Director, Tower Semiconductor USA Aerospace & Defense. "We are highly committed to delivering comprehensive, value add solutions with a long-term strategic alignment ensuring success in meeting the detailed and stringent specifications of Northrop Grumman, a leading defense contractor and long-term customer, as well as other partners in the defense industry."

Northrop Grumman is a leading global aerospace and defense technology company. Our pioneering solutions equip our customers with capabilities they need to connect and protect the world and push the boundaries of human exploration across the universe. Driven by a shared purpose to solve our customers’ toughest problems, our employees define possible every day.

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About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Investor Relations Contact:  Noit Levy | +972-4-604-7066 | noitle@towersemi.com
Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com